 Global Partner Acquisition Corp.

1 Rockefeller Plaza

10th floor

New York, New York 10020

(646) 756-2877

July 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Coy Garrison, Staff Attorney

Re:	Global Partner Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 13, 2015 File No. 333-204907

Dear Mr.Garrison:

Global Partner Acquisition Corp. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits its response to comments in the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 22, 2015 in respect of the Company’s Amendment No.1 to Registration Statement on Form S-1 (the “Form S-1”) which was submitted to the Commission on July 13, 2015 under the Securities Act of 1933 (the “Securities Act”).

For your convenience, we have transcribed the Staff’s comments below in bold type, and we follow each such comment with the Company’s response in plain type. A marked version of the Amendment No. 2 to Registration Statement on Form S-1 is enclosed herewith reflecting all changes to the Form S-1.

Dilution, page 62

1. We have reviewed your response to comment 6 and reissue the comment, in part. Please tell us how you have calculated the amounts Increase attributable to public stockholders and Decrease attributable to public shares subject to redemption. It is not clear how you are calculating the Increase attributable to public stockholders, and it appears the Decrease attributable to public shares subject to redemption should be something less than $10/share as the book value after the assumed offering will be an amount less than $10/share and the book value after the assumed offering and redemption is $1.20/share. Please also clarify how you determined that public stockholders not exercising their redemption rights will lose 100% of their share value after giving effect to the sale of shares and share redemptions, as noted in the introduction to the table.

The Company has revised the paragraph preceding the dilution table in order to provide further transparency to the reader on the calculation.

The Company’s net tangible book value before the offering is calculated to be $0.01 per share ($24,000/3,881,250 founder shares) and the tangible book value after the offering is calculated to be $1.20 (numerator of 5,000,010 divided by denominator of 4,177,501 as detailed on page 63), demonstrating that the increase attributable to the public stockholders will be $8.80 per share. The $10.00 is used in the calculation as a reduction, as all public stockholders have the ability to redeem.

* * * * * * * * * * *

We thank the Staff for its review of the foregoing.  If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Paul Zepf
Paul Zepf

cc:	Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP